

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Todd Macomber
Chief Financial Officer
Radiant Logistics, Inc.
Triton Towers Two
700 S. Renton Village Place
Seventh Floor
Renton, WA 98057

      Re: Radiant Logistics, Inc.
          Form 8-K
          Filed March 20, 2024
          File No. 001-35392

Dear Todd Macomber:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K

Item 1.05 Material Cybersecurity Incidents, page 1

1.   We note the statement you experienced a cybersecurity incident that, as of the date of the filing, did not have a material on your overall operations. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that, as of the date of the filing, the incident did not you have a material impact on the Company's overall operations and you had not yet determined the incident is reasonably likely to materially impact your financial condition or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 or Sebastian Gomez Abero at 202-551-3578 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Pat Pazderka